As filed with the Securities and Exchange Commission on November 16, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO

Tender Offer Statement under Section 13(e)(1) or 14(d)(1) of the Securities Exchange Act of 1934

HCC Insurance Holdings, Inc.

(Name of Subject Company (Issuer))

HCC Insurance Holdings, Inc.

(Name of Filing Person (Offeror))

2.00% Convertible Notes Due 2021
(Title of Class of Securities)

404132 AA 0
(CUSIP Number of Class of Securities)

Christopher L. Martin
HCC Insurance Holdings, Inc.
13403 NORTHWEST FREEWAY
HOUSTON, TEXAS 77040-6094
Telephone: (713) 744-9647
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:

Arthur S. Berner
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010-2007
Telephone: (713) 547-2526

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [  ]

   This Amendment No. 1 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 18, 2004 by HCC Insurance Holdings, Inc., a Delaware corporation (the “Company”), relating to the offer to exchange (the “Exchange Offer”) an aggregate principal amount of $172,442,000 of the Company’s 2.00% Convertible Exchange Notes due 2021 (the “New Notes”) for a like principal amount of the Company’s issued and outstanding 2.00% Convertible Notes due 2021 (the “Old Notes”) from the registered holders thereof (the “Holders”) upon the terms and subject to the conditions contained in the Offering Memorandum dated October 18, 2004 (the “Offering Memorandum”) and the related Letter of Transmittal. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

Item 1. Summary Term Sheet; Item 2. Subject Company Information; Item 3. Identity and Background of Filing Person; Item 4. Terms of the Transaction

The information set forth under “Summary – Summary of the Exchange Offer” in the Offering Memorandum is hereby amended and supplemented by removing the information under the heading “Taxation” and replacing it with the following:

“We believe and intend to take the position that the modifications to the Old Notes resulting from the exchange of Old Notes for New Notes will not constitute a significant modification of the Old Notes for U.S. federal income tax purposes. If our position is respected, there would be no U.S. federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer. However, the U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the New Notes are unclear. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ. See “United States Federal Income Tax Considerations” for more information on tax consequences of the exchange offer.”

The information set forth under “Summary – Summary of the Exchange Offer” in the Offering Memorandum is hereby amended and supplemented by removing the information under the heading “Old Notes Not Tendered or Accepted for Exchange” and replacing it with the following:

“Any Old Notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of this exchange offer. If you do not exchange your Old Notes in this exchange offer, or if your Old Notes are not accepted for exchange, you will continue to hold your Old Notes and will be entitled to all the rights and subject to all the limitations applicable to the Old Notes.”

The information set forth under “Summary – Material Differences Between the Old Notes and New Notes” in the Offering Memorandum is hereby amended and supplemented by removing the first paragraph of such section and replacing it with the following:

“The material differences between the Old Notes and New Notes are illustrated in the table below. The table below is qualified in its entirety by the information contained in this memorandum and the documents governing the Old Notes and the New Notes, copies of which have been filed with the SEC as exhibits to a current report on Form 8-K filed by us on August 24, 2001. For a more detailed description of the New Notes, see ‘Description of New Notes.’ For a more detailed description of the Old Notes, please read the prospectus supplement for the Old Notes dated August 20, 2001.”

The information set forth in Exhibit a(1)(vi) is incorporated herein by reference. In addition, all references to Thursday, November 18, 2004 in the Offering Memorandum and the other offering documents is hereby amended to refer to Tuesday, November 23, 2004.

Item 10. Financial Statements

Item 10 of the Schedule TO is hereby amended and supplemented by adding the following:

Summary Consolidated Financial Data
(amounts in thousands, except per share data and ratios)

The Summary Consolidated Financial Data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 set forth below has been derived from our audited consolidated financial statements. The Summary Consolidated Financial Data as of and for the nine months ended September 30, 2004 and 2003 is unaudited but, in the opinion of management, includes all normal recurring adjustments necessary for a fair presentation of our consolidated financial position and results of operations for such periods. All information contained in this Summary should be read in conjunction with the consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in Item 11. Additional Information included below in this document.

	For the nine months
	ended September 30,(1)		For the years ended December 31,(1)
	2004	2003	2003	2002	2001	2000	1999
Statement of earnings data:
Revenue
Net earned premium	$717,323	$535,354	$738,272	$505,521	$342,787	$267,647	$141,362
Fee and commission income	135,836	105,293	142,615	115,919	111,016	146,999	141,481
Net investment income	49,469	38,503	52,918	41,207	39,562	39,804	30,940
Net realized investment gain (loss)	4,495	352	527	453	393	(5,321)	(4,164)
Other operating income	10,362	4,623	7,632	3,533	17,451	25,499	28,499

Total revenue	917,485	684,125	941,964	666,633	511,209	474,628	338,118

	For the nine months
	ended September 30,(1)		For the years ended December 31,(1)
	2004	2003	2003	2002	2001	2000	1999
Expense
Loss and loss adjustment expense, net	476,079	339,065	488,652	306,491	267,390	198,470	109,650
Operating expense:
Policy acquisition costs, net	151,636	103,047	138,212	99,521	66,313	57,934	27,277
Compensation expense	69,881	57,912	82,947	58,567	50,806	62,275	64,419
Provision for reinsurance	—	—	—	—	—	—	43,462
Other operating expense	51,024	39,505	57,966	41,357	63,000	47,712	47,917

Total operating expense	272,541	200,464	279,125	199,445	180,119	167,921	183,075
Interest expense	6,018	5,497	7,453	8,301	8,875	20,249	12,741

Total expense	754,638	545,026	775,230	514,237	456,384	386,640	305,466

Earnings from continuing operations before income tax provision	162,847	139,099	166,734	152,396	54,825	87,988	32,652
Income tax provision from continuing operations	56,039	50,003	59,857	52,933	27,764	34,400	9,911

Earnings from continuing operations before accounting change	106,808	89,096	106,877	99,463	27,061	53,588	22,741
Gain from sale of discontinued operations (4)	—	—	30,141	—	—	—	—
Earnings (loss) from discontinued operations (4)	(22)	4,005	6,543	6,365	3,136	3,893	3,831
Cumulative effect of accounting change (2)	—	—	—	—	—	(2,013)	—

Net earnings	$106,786	$93,101	$143,561	$105,828	$30,197	$55,468	$26,572

Basic earnings per share data:
Earnings from continuing operations before accounting change	$1.66	$1.41	$1.69	$1.60	$0.47	$1.05	$0.45
Gain from sale of discontinued operations (4)	—	—	0.48	—	—	—	—
Earnings from discontinued operations(4)	—	0.07	0.10	0.10	0.05	0.08	0.08
Cumulative effect of accounting change (2)	—	—	—	—	—	(0.04)	—

Net earnings	$1.66	$1.48	$2.27	$1.70	$0.52	$1.09	$0.53

Weighted average shares outstanding	64,493	63,078	63,279	62,225	58,321	50,742	50,058

Diluted earnings per share data
Earnings from continuing operations before accounting change	$1.63	$1.39	$1.66	$1.58	$0.46	$1.04	$0.45
Gain from sale of discontinued operations (4)	—	—	0.47	—	—	—	—
Earnings from discontinued operations (4)	—	0.06	0.10	0.10	0.05	0.07	0.07
Cumulative effect of accounting change (2)	—	—	—	—	—	(0.04)	—

Net earnings	$1.63	$1.45	$2.23	$1.68	$0.51	$1.07	$0.52

Weighted average shares outstanding	65,573	64,106	64,383	62,936	59,619	51,619	50,646

Cash dividend declared, per share	$0.235	$0.205	$0.28	$0.255	$0.245	$0.22	$0.20

Statutory operating data and ratios
Gross written premium	*	$1,303,184	$1,746,413	$1,163,397	$1,014,833	$972,154	$576,184
Net written premium	*	$666,132	$867,795	$545,475	$371,409	$283,947	$150,261
Policyholders’ surplus	*	$571,805	$591,889	$523,807	$401,393	$326,249	$315,474
Gross written premium to policyholders’ surplus (5)	*	303.9%	295.1%	222.1%	252.8%	298.0%	182.6%
Net written premium to policyholders’ surplus (5)	*	155.3%	146.6%	104.1%	92.5%	87.0%	47.6%
Loss ratio	*	63.8%	66.8%	62.0%	78.0%	71.1%	107.1%
Expense ratio	*	23.6%	23.0%	23.9%	23.8%	27.0%	22.8%
Combined ratio	*	87.4%	89.8%	85.9%	101.8%	98.1%	129.9%
Industry average combined ratio	*	*	100.1%	107.5%	115.9%	110.1%	107.8%

		As of December 31,
	As of Sept. 30,
	2004	2003	2002	2001	2000	1999
Balance sheet data:
Total investments	$2,117,629	$1,707,300	$1,177,775	$885,659	$711,113	$581,322
Premium, claims and other receivables	931,963	899,031	753,527	665,965	609,716	636,671
Reinsurance recoverables	1,113,716	916,190	798,934	899,128	789,412	736,485
Ceded unearned premium	319,346	291,591	164,224	71,140	114,469	133,657
Goodwill and intangible assets	418,510	406,000	349,286	328,815	266,015	263,687
Total assets	5,550,674	4,864,296	3,704,151	3,219,120	2,790,755	2,679,737
Loss and loss adjustment expense payable	1,942,936	1,535,288	1,155,290	1,130,748	944,117	871,104
Unearned premium	729,064	592,311	331,050	179,530	190,550	188,524
Notes payable	322,229	310,404	230,027	181,928	212,133	242,546
Shareholders’ equity	1,163,142	1,046,920	882,907	763,453	530,930	458,439
Book value per share (3)	$17.97	$16.37	$14.15	$12.40	$10.29	$9.12

*	not available.

(1)	Certain amounts in the 2003, 2002, 2001, 2000, and 1999 summary consolidated financial data have been reclassified to conform to the 2004 presentation. Such reclassifications had no effect on our consolidated net earnings, shareholders’ equity or cash flows.

(2)	During 2000, we changed certain of our revenue recognition methods for our underwriting agencies and intermediaries to agree to guidance contained in Securities and Exchange Commission’s Staff Accounting Bulletin Number 101 entitled “Revenue Recognition in Financial Statements.”

(3)	Book value per share is calculated by dividing the sum of outstanding shares plus contractually issuable shares into consolidated shareholders’ equity.

(4)	We sold our retail brokerage operation, HCC Employee Benefits, Inc., in December 2003. The net earnings of HCC Employee Benefits, Inc. and the gain on its sale have been classified as discontinued operations in our consolidated statements of earnings. Consistent with this presentation, all revenue and expense of HCC Employee Benefits, Inc. have been reclassified from continuing operations to discontinued operations in our consolidated statement of earnings.

(5)	Annualized for nine months ended September 30, 2003.

Item 11. Additional Information

The information set forth under “Where You Can Find More Information” in the Offering Memorandum is amended and supplemented by deleting such section in its entirety and replacing it with the following:

“We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any public offering document we file without charge at any of the SEC’s Public Reference Section’s following locations:

Public Reference Room	Northeast Regional Office	Midwest Regional Office
450 Fifth Street, N.W	233 Broadway	500 West Madison Street
Room 1024	New York, New York	Suite 1400
Washington, D.C. 20549	10007	Chicago, Illinois 60661

You can request copies of all, or any portion, of these documents by writing the Public Reference Section and paying certain prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Section. Additionally, these documents are available to the public from the SEC’s web site at http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may also obtain information about us, including copies of our SEC reports through our website http://www.hcch.com. This website address is included in this document as an inactive textual reference only. Any documents, references, links or other materials of any kind contained or referred to on such website are not part of this memorandum.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this memorandum. We incorporate by reference the documents listed below, except that unless we indicate otherwise, we are not incorporating any information furnished under Item 9 (Item 7.01) or Item 12 (Item 2.02) of any Current Report on Form-8K.

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Our Proxy Statement filed April 16, 2004; and

•	Our Current Reports on Form 8-K, filed July 19, 2004 and October 1, 2004.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, Texas 77040
Attn: Corporate Secretary
Phone: (713) 690-7300

You should rely only on the information provided or incorporated by reference in this memorandum or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information included or incorporated by reference in this memorandum or any documents incorporated by reference herein is accurate as of any date other than the date on the front of such document.”

The information set forth under “About Forward-Looking Statements” in the Offering Memorandum is amended and supplemented by deleting such section in its entirety and replacing it with the following:

“This memorandum contains certain “forward-looking statements.” We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included or incorporated by reference in this memorandum that address activities, events or developments that we expect or anticipate may occur in the future, including such things as future capital expenditures, business strategy, competitive strengths, goals, growth of our business and operations, plans and references to future successes may be considered forward-looking statements. Also, when we use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probably” or similar expressions, we are making forward-looking statements. Many risks and uncertainties may impact the matters addressed in these forward-looking statements.

Many possible events or factors could affect our future financial results and performance, including, among other things:

•	the occurrence of additional terrorist activities;

•	changing legal and social trends and inherent uncertainties (including but not limited to those uncertainties associated with our reserves) in the loss estimation process can adversely impact the adequacy of loss reserves and the allowance for reinsurance recoverables;

•	industry, economic conditions and catastrophic events can affect the ability and/or willingness of reinsurers to pay balances due and our ability to obtain adequate reinsurance;

•	catastrophic losses, including hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather, fires and man-made events;

•	state, federal and foreign regulations can impede our ability to charge adequate rates and efficiently allocate capital;

•	changes to the Internal Revenue Code and related regulations or positions taken by the Internal Revenue Service;

•	economic conditions, interest rates, and foreign exchange rate volatility can have a significant impact on the market value of fixed maturity and equity investments as well as the carrying value of other assets and liabilities;

•	market value of fixed income securities may reduce the value of our investment portfolio;

•	assessments by states for high risk or otherwise uninsured individuals;

•	changes in our assigned financial strength; and

•	our ability to receive dividends from our insurance companies to meet our cash flow, debt, dividend and other corporate expense obligations.

These events or factors could cause our results or performance to differ materially from those we express in our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions and therefore also the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements which are included in this memorandum, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved.

Our forward-looking statements speak only as of the date made and we will update these forward-looking statements only to the extent that there has been a material change in the information previously disclosed to you or the securities laws otherwise require us to do so. In light of these risks, uncertainties and assumptions, any forward-looking events discussed in this memorandum may not occur.”

The information set forth under “Questions and Answers About the Exchange Offer” in the Offering Memorandum is amended and supplemented by deleting the answer to the question entitled “What are the conditions to the completion of the exchange offer?” in its entirety and replacing it with the following:

“A.	The exchange offer is subject to a limited number of conditions, some of which we may waive in our sole discretion. Most significantly, we must not have terminated or withdrawn the exchange offer, which we may do if any of these conditions are not satisfied. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any tendered Old Notes. Prior to the expiration date of the exchange offer, we reserve the right to amend the exchange offer in our sole discretion for any or no reason. We describe the conditions to the exchange offer in greater detail in the section titled ‘The Exchange Offer – Conditions to Exchange Offer.’”

The information set forth under “Questions and Answers About the Exchange Offer” in the Offering Memorandum is amended and supplemented by deleting the answer to the question entitled “How will you be taxed on the exchange of your Old Notes?” in its entirety and replacing it with the following:

“A.	Please see the section of this memorandum titled “United States Federal Income Tax Considerations.” The tax consequences to you of the exchange offer will depend on your individual circumstances. You should consult your own tax advisor for a full understanding of the tax consequences of participating in the exchange offer in light of your own particular circumstances.”

The information set forth under “Risk Factors” in the Offering Memorandum is amended and supplemented by adding the following under the heading “Risk Related to the Exchange Offer”:

“The U.S. federal income tax consequences of the exchange offer are unclear.

We intend to take the position that the exchange of Old Notes for New Notes does not constitute a significant modification of the Old Notes for U.S. federal income tax purposes, and that the New Notes will be treated as a continuation of the Old Notes. Consistent with this position there will be no U.S. federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer. That position, however, is uncertain and could be challenged by the IRS. If, contrary to our position, the exchange of Old Notes for the New Notes constitutes a significant modification of the Old Notes, the exchange of an Old Note for a New Note would be treated as an exchange for U.S. federal income tax purposes possibly resulting in the recognition of gain or loss. In addition, in this case, the New Notes would be treated as newly issued Notes and the tax rules applicable to the New Notes may materially differ from the tax rules applicable to the Old Notes.”

The information set forth under “Certain United States Federal Income Tax Considerations” in the Offering Memorandum is amended and supplemented by deleting such section, including the title, in its entirety and replacing it with the following:

“UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax consequences of the exchange of Old Notes for the New Notes pursuant to the Exchange Offer. The discussion set forth below applies only to the beneficial owners of the Old Notes (“Holders”) that receive the New Notes in exchange for Old Notes pursuant to the Exchange Offer. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of the Exchange Offer or of holding Old Notes, New Notes or its common stock.

Moreover, this summary deals only with Holders who hold the Old Notes, New Notes or common stock received in connection with such securities as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code ”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, certain former U.S. citizens or residents, persons holding the Old Notes or New Notes as a position in a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated transaction for tax purposes. In addition, this summary deals only with Holders who acquired the Old Notes upon original issuance at the original offering price. Further, this discussion does not address the consequences under United States alternative minimum tax rules, United States federal estate or gift tax laws, the laws of any U.S. state or locality, or any foreign tax laws. Accordingly, Holders are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of the Exchange Offer and of ownership and disposition of the Old Notes, the New Notes and common stock received in connection with such securities, under the United States federal tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

Tax Consequences of Exchange Offer for Holders Participating in the Exchange Offer and Treatment of New Notes. The exchange of the Old Notes for New Notes will be treated as an “exchange” for United States federal income tax purposes (which we will refer to as a “Tax Exchange”) only if there is deemed to be a significant modification of the Old Notes. The relevant Treasury regulations provide that a modification of a debt instrument is a significant modification only if, based on all of the facts and circumstances, the legal rights and obligations of the new debt instrument differ from those of the old debt instrument to a degree that is economically significant. Because there is no authority interpreting the relevant Treasury regulations, their application to the Exchange Offer is unclear. Nevertheless, we believe and intend to take the position that the modifications to the Old Notes resulting from the Exchange Offer will not constitute a significant modification of the Old Notes, and, therefore, we intend to treat the Exchange Offer as not resulting in a Tax Exchange of the Old Notes for the New Notes. That position, however, is uncertain and could be challenged by the IRS.

If, consistent with our position, the Exchange Offer does not constitute a significant modification of the Old Notes, the Exchange Offer will not be treated as a Tax Exchange and the New Notes will be treated as a continuation of the Old Notes. In that case there will be no United States federal income tax consequences to a Holder who exchanges Old Notes for New Notes pursuant to the Exchange Offer, and any such Holder will have the same adjusted tax basis and holding period in the New Notes as it had in the Old Notes immediately before the Exchange Offer.

There can be no assurance that the IRS will not challenge our treatment of the Exchange Offer. If, contrary to our position, the Exchange Offer constitutes a significant modification of the Old Notes, the Exchange Offer will be treated as a Tax Exchange. Although the status of the Tax Exchange is not free from doubt, we believe (and would take the position that) such a Tax Exchange would constitute a recapitalization for United States federal income tax purposes. Whether such a Tax Exchange qualifies as a recapitalization depends on, among other things, whether the Old Notes and the New Notes constitute “securities” for United States federal income tax purposes. The rules for determining whether debt instruments such as the Old Notes and New Notes are securities are unclear. The term “security” is not defined in the Code or Treasury regulations and has not been clearly defined by judicial decisions. The determination of whether a debt instrument is a security requires an overall evaluation of the nature of the debt instrument, with the term of the instrument usually regarded as one of the most significant factors. A debt instrument with a term of more than ten years is generally considered to be a security. We believe that the Old Notes and the New Notes constitute securities for United States federal income tax purposes. Accordingly, we would take the position that a Tax Exchange would constitute a recapitalization. Consistent with this position, a Holder would not recognize any gain or loss as a result of a Tax Exchange and, upon such a Tax Exchange (i) such Holder’s adjusted tax basis in the New Notes would equal the Holder’s adjusted tax basis in the Old Notes and (ii) a Holder’s holding period in the New Notes would include the Holder’s holding period in the Old Notes.

If, contrary to our belief, the Tax Exchange was not treated as a recapitalization, a U.S. Holder would recognize gain or loss on the exchange of Old Notes for New Notes in an amount equal to the difference between (i) the issue price of the New Notes received and (ii) the U.S. Holder’s adjusted tax basis in the Old Notes. Any gain or loss recognized by a U.S. Holder would be long-term capital gain or loss if the U.S. Holder held the Old Notes as a capital asset for more than one year. A U.S. Holder’s tax basis in the New Notes would be equal to the fair market value of the New Notes, and the U.S. Holder’s holding period for the New Notes would commence on the date after the Exchange Offer is completed. A Holder other than a U.S. Holder (a “non-U.S. Holder”) would not recognize gain or loss for United States federal income tax purposes on the Exchange Offer unless such Holder was present in the United States for 183 days or more in the year of the Exchange Offer. For purposes of this paragraph, a “U.S. Holder” means a beneficial holder of Old Notes or New Notes received in the Exchange Offer that is a citizen or resident of the United States, a corporation, partnership or other entity formed under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source and a trust subject to the primary supervision of a court within the United States and the control of or more U.S. fiduciaries as described in Section 7701(a)(30) of the Code or any other person whose income or gain with respect to the Exchange Offer is effectively connected with the conduct of a United States trade or business.

Tax Consequences for Holders Not Participating in the Exchange. A Holder that does not participate in the Exchange will have no United States federal income tax consequences as a result of the Exchange.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND THE COMMON STOCK IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.”

Item 12. Exhibits

The exhibits to this Schedule TO are amended and supplemented by adding the following exhibit:

(a)(1)(v) Form of Supplemental Indenture for 2.00% Convertible Exchange Notes due 2021

(a)(1)(vi) Press Release issued by the Company dated November 16, 2004 extending the expiration of the Exchange Offer

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2004	HCC INSURANCE HOLDINGS, INC.

	By:	/s/ Edward H. Ellis

Edward H. Ellis
Executive Vice President

Exhibit Index

(a)(1)(v) Form of Supplemental Indenture for 2.00% Convertible Exchange Notes due 2021

(a)(1)(vi) Press Release issued by the Company dated November 16, 2004 extending the expiration of the Exchange Offer